UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING



SEC FILE NUMBER
                                 0 - 27828




                               CUSIP NUMBER
                                 933694101


Form 10-Q

For Period Ended: March 31, 1998

PART I - REGISTRANT INFORMATION


Wanderlust Interactive, Inc.
Full Name of Registrant



Former Name if Applicable


5301 Beethoven Street
Address of Principal Executive Office (Street and Number)


Los Angeles, California 90066
City, State and Zip Code


PART II -  RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the
following should be completed.  (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report,
transition report on
     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
     filed on or before the fifteenth calendar day following the prescribed
X    due date; or the subject quarterly report of transition
report on Form

                            10-Q, or portion thereof will be
filed on or before the fifth calendar

                            day following the prescribed due
date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-
     25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-
SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Due to a change in registrant's outside legal counsel, the narrative portion of the Form 10-QSB was not finalized.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Alexander C. McGilvray, Jr., Esq.    213          629-5700
         (Name)                     (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of
1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                   X    Yes            No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        Yes         X  No




                   Wanderlust Interactive, Inc.
               (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date May 14, 1998            By s/Jay Smith, III
                                     Jay Smith, III
                                        President
                                    (Principal Financial Officer)




                              ATTENTION

     International misstatements or omissions of fact constitute

     Federal Criminal Violations (See 18 U.S.C. 1001).